SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 30, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements and Management Discussion and Analysis for the period ended May 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   July 31, 2004

James E. Sinclair, Chief Executive Officer

Exhibit 1

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2004 and 2003

(in Canadian Dollars)

Unaudited

Prepared by Management

Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Balance Sheet s

As at May 31, 2004 and August 31, 2003

(in Canadian Dollars)

ASSETS	May 31, 2004	August 31, 2003
Current Assets	$	$
Cash and Short Term Deposits	2,348,489	1,550,072
Short Term Investments	424,034	926,192
Accounts and Other Receivables	35,550	44,288
Prepaid Expenses	61,800	31,360
	2,869,873	2,551,912
Mineral Properties and Deferred Exploration Costs (note 3)	19,166,151	18,672,446
Capital Assets	191,649	200,207
	22,227,673	21,424,565

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	221,685	459,000
Future Income taxes	647,565	647,565

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	41,885,271	39,423,971
Share Subscriptions Received	-	125,000
Deficit	(20,526,848)	(19,230,971)
	21,358,423	20,318,000
	22,227,673	21,424,565

“James E. Sinclair”

, Director

“Victoria Luis”

, Director

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the three and nine months ended May 31, 2004 and 2003

(in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2004	2003	2004	2003
	$	$	$	$
EXPENSES
Amortization	14,634	16,293	38,173	45,340
Annual general meeting	678	812	21,894	11,889
Consulting and management fees	35,748	21,766	101,509	132,024
Insurance	16,490	16,037	48,643	33,320
Memberships, courses and publications	2,322	(6,119)	2,322	15,274
New property investigation costs	5,673	180,812	380,219	222,939
Office and administration	11,155	34,020	57,419	71,525
Office rentals	8,081	33,133	62,394	110,080
Press releases	13,186	9,567	22,077	14,540
Printing and mailing	193	3,191	16,542	11,133
Professional fees	92,303	51,175	146,303	151,822
Promotions and shareholder relations	755	17,154	6,118	81,799
Salaries and benefits	164,572	178,009	406,163	337,001
Sustainable development	-	18,879	-	18,879
Telephone and fax	7,240	9,387	20,688	31,319
Transfer agent and listing	17,228	51,567	58,768	77,554
Tra vel and accommodation	20,598	28,257	33,339	68,337
Training	(210)	(360)	11,822	1,827
Vehicles	-	-	-	-
	410,646	663,580	1,434,393	1,436,602
LESS: EXPENSE RECOVERIES	-	-	(43,809)	-
	410,646	663,580	1,390,584	1,436,602
OTHER (INCOME) EXPENSE
(Interest earned), net of expense	(10,185)	(17,828)	(23,146)	(29,930)
Sale of assets (Gain) Loss	12,692	-	12,692	-
Short term investments (Gain) Loss	10,077	-	(3,417)	-
Foreign Exchange (Gain) Loss	(43,634)	34,478	(80,836)	76,418
Write-off of mineral properties and d eferred exploration and development costs	-	47,137	-	47,137
	(31,050)	63,787	(94,707)	93,625
NET LOSS FOR THE PERIOD	379,596	727,367	1,295,877	1,530,227
DEFICIT, BEGINNING OF PERIOD	20,147,252	17,019,053	19,230,971	16,216,193

DEFICIT, END OF PERIOD	20,526,848	17,746,420	20,526,848	17,746,420
Basic and diluted loss per share	.005	.009	.016	.020

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Cash Flows

For the three and nine months ended May 31, 2004 and 2003

(in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2004	2003	2004	2003
	$	$	$	$
Cash provided from (used in):

Operating activities:
Loss for the period	(379,596)	(727,367)	(1,295,877)	(1,530,227)
Items not affecting cash:
Depreciation	14,634	16,293	38,173	45,340
Write-off of mineral properties and d eferred exploration and development cost s	-	47,137	-	47,137
	(364,962)	(663,937)	(1,257,704)	(1,437,750)
Net change in non-cash working capital items	(36,558)	(80,708)	(259,017)	(117,665)
	(401,520)	(744,645)	(1,516,721)	(1,555,415)

Investing activities:
Mineral properties and deferred exploration and development costs	(382,695)	(234,645)	(493,705)	(845,480)
Short Term Investments	501,067	-	502,158	-
Capital Asset (additions) disposals, net	13,702	(21,670)	(29,615)	(28,656)
	132,074	(256,315)	(21,162)	(874,136)

Financing Activities
Share capital issued	375,000	446,500	2,336,300	2,940,865

NET INCREASE (DECREASE) IN CASH	105,554	(554,460)	798,417	511,314

CASH , BEGINNING OF PERIOD	2,242,935	3,093,046	1,550,072	2,027,272
CASH , END OF PERIOD	2,348,489	2,538,586	2,348,489	2,538,586

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the three and nine months ended May 31, 2004 and 2003

(in Canadian Dollars)

1.

Nature of operations

Tan Range Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2003.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Nine Months Ended May 31, 2004 and Year Ended August 31, 2003

(in Canadian Dollars)

3.

Mineral Properties and Deferred Exploration Costs

The continuity of expenditures on mineral properties is as follows:

	Itetemia	Luhala	Kigosi	Lunguya	Kanagele	Tulawaka	Ushirombo	Mbogwe	Biharamulu	Other	Total

Balance, August 31, 2002	$7,288,200	2,498,293	$1,072,516	$2,177,768	$785,565	$1,424,545	$1,330,002	$984,190	$679,869	$311,607	$18,552,555

Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	0
	4,891	80,937	53,454	450,912	69,136	128,893	78,037	60,722	(26,675)	251,020	1,151,327
	7,293,091	2,579,230	1,125,970	2,628,680	854,701	1,553,438	1,408,039	1,044,912	653,194	562,627	19,703,882
Write-offs	(729,309)			(35,342)		0	(106,386)	0	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	6,563,782	2,579,230	1,125,970	2,593,338	854,701	1,553,438	1,301,653	1,044,912	642,450	412,972	18,672,446

Exploration expenditures:
Camp, field supplies and travel	-	10,324	-	1,501	-	-	1,103	-	832	17,913	31,673
Exploration and field overhead	4,502	194,061	36,651	14,499	4,627	17,332	46,252	20,171	41,286	233,046	612,427
Geological consulting and field wages	-	1,280	-	-	-	-	-	-	-	(21,113)	(19,833)
Geophysical and geochemical	-	3,454	3,744	3,547	5,300	903	12,666	25,487	3,586	44,872	103,559
Property acquisition costs	4,857	-	-	-	13,567	-	-	-	275	78,735	97,434
Parts and equipment	-	109	-	-	-	-	-	-	-	1,767	1,876
Trenching and drilling	-	-	-	-	-	-	-	-	-	-	0
Option payments received	(17,575)	-	(59,076)	-	-	(89,327)	(123,831)	(17,575)	(26,047)	-	(333,431)
Reclassifications	-	-	288,056	-	-	-	(288,056)	-	-	-	-
	(8,216)	209,228	(18,681)	19,547	23,494	(71,092)	(63,810)	28,083	19,932	355,220	493,705
	6,555,566	2,788,458	1,107,289	2,612,885	878,195	1,482,346	1,237,843	1,072,995	662,382	768,192	19,166,151
Write-offs	-	-	-	-	-	-	-	-	-	-	-
Balance, May 31, 2004	$6,555,566	$2,788,458	$1,107,289	$2,612,885	$878,195	$1,482,346	$1,237,843	$1,072,995	$662,382	$768,192	$19,166,151

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the three and nine months ended May 31, 2004 and 2003

(in Canadian Dollars)

3.

Mineral Properties and Deferred Exploration Costs (continued)

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

4.

Share Capital

	Number	Amount ($)
Balance at August 31, 2003	80,191,542	39,423,971
Issued for cash	1,324,701	2,125,000
Issued on exercise of stock options, for cash	710,000	336,300
Balance at May 31, 2004	82,226,243	41,885,271

5.

Options Outstanding

Number of Shares	Exercise Price	Expiry Date
50,000	$0.50	January 19, 2005
35,000	$0.51	August 7, 2006
400,000	$0.79	May 3, 2007
10,000	$0.96	May 23, 2007
50,000	$0.83	June 20, 2007
545,000

	Number	Exercise Price
Balance at August 31, 2003	1,255,000	$0.40 to $0.96
Exercised	710,000	$0.40 to $0.51
Balance at May 31, 2004	545,000	$0.50 to $0.96

Unaudited – Prepared by Management

Management’s Discussion and Analysis

of Financial Condition and Results of Operation

Nine months ended May 31, 2004

(In Canadian Dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tan Range Exploration Inc. (the “Company”) should be read in conjunction with the unaudited Interim Consolidated Financial Statement for the nine months ended May 31, 2004.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statement which was prepared in accordance with generally accepted accounting principles. The effective date of this MD& A is July 28, 2004.

Description of Business

Tan Range Exploration is a gold and diamond exploration company whose activities are focused within the Lake Victoria Greenstone Belt (“LVGB”) in the Republic of Tanzania, East Africa. The Company acquires properties of merit either directly from the government or from license holders with whom it negotiates formal option agreements to become a majority interest holder in the licenses. At the present time, the Company holds 90 exploration licenses in this highly mineralized belt, covering an area of approximately 5,722 square kilometers. Thirty one of these licenses are subject to royalty agreements with industry partners.

The Company’s Corporate Head Office is located in Sharon, Connecticut while a technical and administration office is located in Vancouver, British Columbia. In addition, a fully staffed exploration office is maintained in Mwanza, Tanzania where a sample preparation lab is currently being constructed to facilitate the cost effective analysis of biogeochem samples from various field programs in the LVGB.

The Company’s office in Dar es Salaam deals with the intricacies of governmental relations, property license applications, the filing of license work reports, all permit applications, social services and in country public relations.

General Discussion

The primary thrust of management has been to optimize the Company’s assets in the LVGB to facilitate the discovery of economically viable mineral deposits. In order to accomplish this, the Company negotiates option agreements with qualified industry partners that will generate work commitment payments in the early stages of exploration, escalating annual rental payments, plus advanced royalty payments and sliding scale royalty income at full production.

In selecting this particular strategy, the Company seeks to avoid excessive dilution of shareholders’ equity that is typically associated with meeting the capital obligations of mine development as a fully participating partner. Participating interest agreements generally favor the largest shareholder which is usually a major company. In a situation like this, the majority of a mine’s cash flow is directed towards paying back the capital cost of the project and the allocation of these funds falls within the discretion of the major shareholder - often to the detriment of the minority shareholder.

As a royalty holder, however, the Company has a flexible revenue stream (cash or gold), immediate payment upon production, low overhead costs (because it is not involved in mining or mineral processing), royalty payments that are not affected by higher operating costs and inflation and a direct interest in any exploration upside free of capital obligations.

While the royalty strategy is the Company’s preferred method of operation, we have not ruled out developing mineral properties for our own account should a suitable situation arise.

A major effort has been put this year on the expansion of the Company’s mineral licenses for gold, diamonds and nickel. We broadened the scope of our acquisition strategy to include nickel whose market fundamentals are among the best in the base metals sector.

At the present time, we have 90 mineral licenses for gold and diamonds and are the largest individual license holder in the LVGB. In addition, we have submitted eight applications for diamond licenses around Mwadui, home to the famous Williamson diamond pipe, and 12 more applications for nickel licenses in the Kagera region of northwestern Tanzania where Barrick Gold and Falconbridge recently announced an agreement to develop Barrick’s Kabanga nickel project. There is no guarantee that the government will award these licenses to the Company.

The Company recently signed an Option Agreement with Hasanet Ltd., the owner of prospecting licenses northwest of Mwadui, which according to Tanzania Land Registry reports host two diamondiferous kimberlites. These pipes were first evaluated in 1964 at which time small diamonds were recovered from each of the pipes. After the Company field locates and confirms the diamondiferous nature of the kimberlite pipes, ground magnetic surveys and indicator mineral sampling and analysis will be carried out in anticipation of further work.

Barrick East Africa Ltd., a wholly owned subsidiary of Barrick Gold, the operator of the Itetemia property, recently notified Tan Range that it is conducting an internal economic study of the project which should be completed this August. At that time, Barrick will be in a position to inform the Company whether or not it plans to initiate a bankable feasibility study for the project. Prior to receiving this notice, we had informed Barrick that under certain conditions we might be willing to renegotiate our percentage agreement for Itetemia in exchange for a royalty arrangement.

We have also informed our underlying joint venture partners of our willingness to take over the operation of the property if for any reason a new arrangement can not be reached with Barrick. However, we intend to continue negotiations with Barrick regarding a revised arrangement.

During the latest report period, the Company completed the filing of its Form 20-F with the SEC and made an application to list its shares on AMEX. At the present time, our application is under review and the Company cannot guarantee that the AMEX will act favorably on this application. It is our intention to maintain our listing on the Toronto Stock Exchange. We have requested delisting from various German stock exchanges based on differential rules concerning delivery of shares sold. These exchanges list companies without consent or approval of the company in question.

Obtaining a drill contractor with the rig capacity to meet our needs in Tanzania has proved difficult and the Company is presently examining alternative means of achieving its exploration objectives. Because we hold 90 prospecting licenses in Tanzania that host a large number of potential drill targets, the Board of Directors has concluded that purchasing our own drilling equipment would be prudent.

We are currently in the process of contracting with a South African manufacturer to build a drilling rig under the supervision of Mr. John Deane, our Vice President, Exploration in Mwanza, Tanzania with an expected delivery date of October 2004. The unit is a combination RC (Reverse Circulation) and RAB (Rotary Air Blast) drill rig with a rod storage capacity of 14 tonnes.

It will be assembled onto a reconditioned Samil 100 truck and coupled with an Ingersoll Rand XHP900SCAT air compressor. A similar truck fitted with a 3,000 litre water tank and a 3,000 litre diesel tank will be used to support drilling operations. Accessory equipment includes 200 metres sets of RAB and RC rods with percussion hammers. This fully outfitted RC/RAB drill rig is priced at CAN $800,000 including sundries and consumables.

The Chairman has communicated to the Board of Directors his intention to seek regulatory clearance to provide these funds to the Company’s treasury in the same manner as his present financings.

In order to facilitate the evaluation of high priority drill targets in a timely fashion, we have entered into a drilling contract with Major Drilling Inc. to conduct a program of at least 2000 meters at our Luhala/Kisunge Hill property. The initial phase of this program will test four targets and include five drill fences covering a distance of approximately 1,500 metres.

One of the major problems confronting mineral explorers in the LVGB is the presence of deep mbuga (overburden) which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities. Over the past year, the Company has expended considerable effort to identify an exploration tool that would help our geoscientists to identify mineral potential beneath heavy overburden.

After carefully reviewing a variety of options, we concluded that biogeochemistry was a cost-effective source of data that could potentially prove useful to the Company in the preliminary evaluation of its numerous properties.  To that end, we immediately developed protocols relating to the selection and analysis of sample materials designed to extract meaningful data.  A number of teams are currently in the field collecting samples to test this protocol as a viable option.  We are examining the possibility of protecting the methods of application developed in-house by our exploration staff via the international laws governing intellectual property.

Results of Operations

The Company reported a net loss of $1,295,877 or $.016 per share for the nine months ending May 31, 2004 versus a net loss of $1,530,227 or $.020 per share in the previous year. The reduction in net loss reflects an expense recovery from the contesting of a capital tax assessment from the last fiscal year and the current foreign exchange gain of $80,836 versus a foreign exchange loss of $76,418 reported as of May 31, 2003.

For the nine months ending May 31, 2004, the Company invested $716,126 in mineral properties and deferred exploration costs which was reduced by recoveries totaling $333,431. This investment is reduced over the prior year’s reporting period ending May 31, 2003 where $1,031,206 was invested in mineral properties and deferred exploration costs which was reduced by recoveries totaling $185,726.  The reduced investment is attributable to more properties being explored through our partnership arrangements.

Liquidity and Capital Resources

At May 31, 2004, the Company had a working capital of $2,000,623 compared to a working capital of $1,445,347 as of August 31, 2003.

The Company raised $336,300 from parties exercising outstanding options during the nine months ending May 31, 2004. At the close of the latest quarter, 545,000 options with a weighted average price of $0.75 each and exercisable at various times until June 2007, remained outstanding. In addition, $2,125,000 was received from ten private placements with the Company’s CEO, James Sinclair which included one special placement of $1,000,000. It is the intention of Mr. Sinclair to continue these financings, assuming his ability to do so is not hindered by health concerns or other unforeseen circumstances.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Outlook

Exploration expenditures will increase substantially over the coming months as the Company follows through on planned drilling programs. This work will largely be funded from private placements by Mr. Sinclair

In addition to the high level of expenditures planned on wholly-owned properties, the Company’s joint venture partners, Barrick Gold, Ashanti Goldfields and Northern Mining Explorations, are allocating significant resources to projects that are subject to royalty agreements with Tan Range Exploration.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Qualified Person

Mr. John Learn,  P. Geo., Hon. B.Sc., Geological Sciences, 1977 Brock University, M.Sc. App. Mineral Exploration 1981 McGill University, is the Company’s Senior Geologist, based in Mwanza, Tanzania and has conducted the Company’s diamond exploration program.  Mr. Learn has over 23 years of  post-graduate experience.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com as well as on www.tanrange.com.